

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

James E. Brown
Chief Executive Officer
DURECT Corp.
10260 Bubb Road
Cupertino, CA 95014

> **Re: DURECT Corp.**
> **Registration Statement on Form S-3**
> **Filed July 30, 2021**
> **File No. 333-258333**

Dear Mr. Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen B. Thau, Esq.